BIOXYTRAN, INC.

75 2nd Ave., Ste 605

Needham, Massachusetts 02494

September 21, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Bioxytran, Inc. – Registration Statement on Form S-1, Registration No. 333-257339

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IGEN Networks Corp. (the “Registrant”) filed a Form Request to Withdraw Registration Statement on February 28, 2022 (the “Form RW”) in connection with the above-referenced Registration Statement on Form S-1. The Registrant hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Form RW as of the date hereof or at the earliest practical date hereafter. The Form RW filed on February 28, 2022, neglected to state that no securities were sold by the Registrant pursuant to the S-1. The Registrant will file, shortly after the filing of this Form RW WD, a Form RW stating that no securities were sold by the Registrant pursuant to the S-1.

Please send copies of the written order granting withdrawal of the Registration Statement to Ola Soderquist, Chief Financial Officer at the above-mentioned address, facsimile number (617) 958-58099, with a copy to Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC, 601 W. Main Ave., Ste 714, Spokane, WA 99201-0677, facsimile number (509) 624-6441.

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely,
BIOXYTRAN, INC.

/s/ Ola Soderquist
Ola Soderquist Chief Financial Officer